AMERISAFE, INC.
2301 Highway 190 West
DeRidder, Louisiana 70634
November 15, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 6010
Washington, D.C. 20549
Attn: Ms. Suzanne Hayes

Re:	AMERISAFE, Inc.
Registration Statement on Form S-1
Registration Number 333-127133
Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, AMERISAFE, Inc. (the “Company”) hereby respectfully requests that the effective time of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m., Washington, D.C. time, on November 17, 2005, or as soon thereafter as practicable.
     The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the registration of securities specified in the above-referenced Registration Statement, and the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
November 15, 2005

     The request of Friedman, Billings, Ramsey & Co., Inc. and William Blair & Company, LLC, as the representatives of the Underwriters, for acceleration will be forwarded to you under separate cover.
     Should you have any questions regarding this request, please contact James E. O’Bannon or Lisa K. Durham of Jones Day at (214) 220-3939.

Very truly yours, AMERISAFE, Inc.
By:	/s/ Arthur L. Hunt
Arthur L. Hunt
Executive Vice President, Secretary and General Counsel

cc:	C. Allen Bradley, Jr., AMERISAFE
James E. O’Bannon, Jones Day
Lisa K. Durham, Jones Day
J. Brett Pritchard, Lord, Bissell & Brook LLP